SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

End of enrollment of the

Voluntary Separation Incentive Plan

Rio de Janeiro, May 5th, 2014 – Petróleo Brasileiro S.A – Petrobras announces that the enrollment period for the Voluntary Separation Incentive Plan (PIDV), announced to the market on January 17, ended on March 31.

Validated PIDV enrollment reached 8,298 employees, which represents 12.4% of the company’s total workforce. We expect 55% of the separations to take effect in 2014.

Significant cost savings will be reached and should amount, conservatively, to R$ 13 billion from 2014 to 2018.

The estimated amount of the financial incentives to be paid to employees enrolled in the Plan will be provisioned in the first quarter of 2014 Financial Statements, totaling R$ 2.4 billion, with an effect of R$ 1.6 billion on the result, net of deferred taxes of R$ 815 million.

We expect the cost of this financial incentive to be compensated within 9 months after the separation of the employee, on average.

The PIDV was developed to adjust the company’s personnel to the challenges of the 2014-2018 Business and Management Plan and to the goals of the Cost Optimization Program (PROCOP), considering knowledge retention, which is essential to the Company’s growth and operational continuity in a safe and sustainable manner.  Moreover, PIDV comes in line with the expectations of thousands of our employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.